UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

02362F104

(CUSIP Number)

Lokesh Sikaria

1659 Manasco Circle, Folsom, CA 95630

916-705-9677

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02362F104

1.	Names of Reporting Persons The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000
8. Shared Voting Power 4,000,000(1)
9. Sole Dispositive Power 1,650,000
10. Shared Dispositive Power 4,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.49%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)	Includes 2,350,000 shares of common stock beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012 as a member of a group. The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 expressly disclaims beneficial ownership in the shares beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012.
(2)	Based on 22,873,447 shares of common stock outstanding as of August 14, 2018, as reported on the Issuer’s Form 10-Q, filed on August 14, 2018.

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CUSIP No. 02362F104

1.	Names of Reporting Persons The Lokesh Sikaria Trust Dated 12/14/2012 I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 2,350,000
8. Shared Voting Power 4,000,000(1)
9. Sole Dispositive Power 2,350,000
10. Shared Dispositive Power 4,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.49%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)	Includes 1,650,000 shares of common stock beneficially owned by The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 as a member of a group. The Lokesh Sikaria Trust Dated 12/14/2012 expressly disclaims beneficial ownership in the shares beneficially owned by The Sikaria Family 2008 Revocable Trust Dated 02/28/2008.
(2)	Based on 22,873,447 shares of common stock outstanding as of August 14, 2018, as reported on the Issuer’s Form 10-Q, filed on August 14, 2018.

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CUSIP No. 02362F104

1.	Names of Reporting Persons Lokesh Sikaria I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000(1)
8. Shared Voting Power 4,000,000(1)(2)
9. Sole Dispositive Power 1,650,000(1)
10. Shared Dispositive Power 4,000,000 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.49%(3)
14.	Type of Reporting Person (See Instructions) IN
(1)	1,650,000 shares of common stock held by Lokesh Sikaria as one of the two trustees of The Sikaria Family 2008 Revocable Trust Dated 02/28/2008.
(2)	Includes 2,350,000 shares of common stock beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012 as a member of a group. Lokesh Sikaria expressly disclaims beneficial ownership in the shares beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012.
(3)	Based on 22,873,447 shares of common stock outstanding as of August 14, 2018, as reported on the Issuer’s Form 10-Q, filed on August 14, 2018.

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CUSIP No. 02362F104

1.	Names of Reporting Persons Chanda Sikaria I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000(1)(2)
8. Shared Voting Power 4,000,000(1)(3)
9. Sole Dispositive Power 1,650,000(1)(2)
10. Shared Dispositive Power 4,000,000(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.49%(4)
14.	Type of Reporting Person (See Instructions) IN
(1)	1,650,000 shares of common stock held by Chanda Sikaria as one of two trustees of The Sikaria Family 2008 Revocable Trust Dated 02/28/2008.
(2)	Chanda Sikaria is one of three trustees of the Lokesh Sikaria Trust Dated 12/14/2012, but Chanda Sikaria is not deemed a beneficial owner of the 2,350,000 shares of common stock held by Lokesh Sikaria Trust Dated 12/14/2012 as the trustees can only act by majority vote, and no trustee could act individually to vote or sell shares held by the trust.
(3)	Includes 2,350,000 shares of common stock beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012 as a member of a group. Chanda Sikaria expressly disclaims beneficial ownership in the shares beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012.
(4)	Based on 22,873,447 shares of common stock outstanding as of August 14, 2018, as reported on the Form 10-Q filed on August 14, 2018.

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Item 1. Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of common stock, $0.01 par value of AMERI Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5000 Research Court, Suite 750, Suwanee, Georgia.

Item 2. Identity and Background

This statement is being filed on behalf of (i) The Sikaria Family 2008 Revocable Trust Dated 02/28/2008, (ii) The Lokesh Sikaria Trust Dated 12/14/2012, (iii) Mr. Lokesh Sikaria, as Trustee of The Sikaria Family 2008 Revocable Trust Dated 02/28/2008, and (iv) Ms. Chanda Sikaria, as Trustee of The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 (together referred to herein as the “Reporting Persons”):

(i)	The Sikaria Family 2008 Revocable Trust Dated 02/28/2008

a.	The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 (the “2008 Trust”) is a trust established in accordance with the laws of the State of California.

b.	Not applicable.

c.	Not applicable.

d.	Within the last five years, the 2008 Trust has not been convicted in a criminal proceeding.

e.	During the last five years, the 2008 Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	Not applicable.

(ii)	The Lokesh Sikaria Trust Dated 12/14/2012

a.	The Lokesh Sikaria Trust Dated 12/14/2012 (the “2012 Trust”) is a trust established in accordance with the laws of the State of California.

b.	Not applicable.

c.	Not applicable.

d.	Within the last five years, the 2012 Trust has not been convicted in a criminal proceeding.

e.	During the last five years, the 2012 Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	Not applicable.

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(iii)	Lokesh Sikaria

a.	Lokesh Sikaria (“Mr. Lokesh”), an individual.

b.	1659 Manasco Circle, Folsom, CA 95630.

c.	Mr. Sikaria is a managing partner at Moneta Ventures, a venture capital firm located at 785 Orchard Dr., Suite 150, Folsom, CA 95630.

d.	Within the last five years, Mr. Sikaria has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, Mr. Sikaria has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Sikaria is a citizen of the United States.

(iv)	Chanda Sikaria

a.	Chandra Sikaria (“Ms. Sikaria”), an individual.

b.	1659 Manasco Circle, Folsom, CA 95630.

c.	Ms. Sikaria is a trustee of the 2008 Trust and the 2012 Trust.

d.	Within the last five years, Ms. Sikaria has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, Ms. Sikaria has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	Ms. Sikaria is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The shares held by the Reporting Persons were purchased in open market transactions. The aggregate purchase price of the 4,000,000 shares beneficially owned by the Reporting Persons is approximately $1,489,582, including brokerage commissions.

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Item 4. Purpose of the Transaction

The Reporting Persons acquired the Issuer’s shares of common stock for investment purposes.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons reserve the right to consider alternatives and explore the possibility of acquiring additional shares of the Issuer’s common stock that they do not currently own. The Reporting Persons will promptly amend this Statement when the Reporting Persons’ purpose changes.

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Item 5. Interest in Securities of the Issuer

(a)	Determined in accordance with Rule 13d-3(d)(1), as a result of their cooperation and acting in concert, the 2008 Trust and the 2012 Trust are deemed to beneficially own as a group 4,000,000 shares of the Issuer’s common stock, which represents approximately 17.49% of such outstanding class of the Issuer’s securities. Percentage calculations are based on 22,873,447 shares of common stock outstanding as of August 14, 2018, as reported on the Form 10-Q filed on August 14, 2018.

Mr. Sikaria is an individual and has the sole voting and dispositive power over the shares of common stock beneficially owned by the 2008 Trust. Ms. Sikaria is an individual and has the sole voting and dispositive power over the shares of common stock beneficially owed by the 2008 Trust.

(b)	The following table sets forth the number of shares of common stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
The Sikaria Family 2008 Revocable Trust Dated 02/28/2008	1,650,000	4,000,000	1,650,000	4,000,000
The Lokesh Sikaria Trust Dated 12/14/2012	2,350,000	4,000,000	2,350,000	4,000,000
Lokesh Sikaria	1,650,000	4,000,000	1,650,000	4,000,000
Chanda Sikaria	1,650,000	4,000,000	1,650,000	4,000,000

(c)	Transactions effected during the past 60 days:

(1)	The Sikaria Family 2008 Revocable Trust Dated 02/28/2008

Date of Transition	Amount of Securities Involved	Price Per Share	Where and How Transaction Was Effected
10/30/2018	23,785	$0.26	Open Market
10/30/2018	38,011	$0.27	Open Market
10/30/2018	80,349	$0.28	Open Market
10/30/2018	709,079	$0.29	Open Market
10/30/2018	278,543	$0.30	Open Market
10/30/2018	460,400	$0.31	Open Market
10/30/2018	49,833	$0.32	Open Market
10/31/2018	10,000	$0.32	Open Market
Total	1,650,000

(2)	Identity of Reporting Person: The Lokesh Sikaria Trust Dated 12/14/2012

Date of Transition	Amount of Securities Involved	Price Per Share	Where and How Transaction Was Effected
10/25/2018	15,000	$0.48	Open Market
10/26/2018	7,273	$0.37	Open Market
10/26/2018	193,615	$0.38	Open Market
10/26/2018	13,448	$0.39	Open Market
10/26/2018	97,352	$0.40	Open Market
10/26/2018	387,600	$0.41	Open Market
10/26/2018	485,000	$0.50	Open Market
10/29/2018	250,000	$0.35	Open Market
10/29/2018	800,712	$0.38	Open Market
10/30/2018	7,903	$0.28	Open Market
10/302018	92,097	$0.29	Open Market
Total	2,350,000

(d)	The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement by and between The Sikaria Family 2008 Revocable Trust Dated 02/28/2008, The Lokesh Sikaria Trust Dated 12/14/2012, Lokesh Sikaria, and Chanda Sikaria, dated as of November 6, 2018. *

*Attached herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE SIKARIA FAMILY 2008 REVOCABLE TRUST DATED 02/28/2008

/s/ Lokesh Sikaria
Name:	Lokesh Sikaria
Title:	Trustee

Date:	November 7, 2018

/s/ Chanda Sikaria
Name:	Chanda Sikaria
Title:	Trustee

Date:	November 7, 2018

THE LOKESH SIKARIA TRUST DATEED 12/14/2012

/s/ Chanda Sikaria
Name:	Chanda Sikaria
Title:	Trustee

Date:	November 7, 2018

/s/ Hemant Sikaria
Name:	Hemant Sikaria
Title:	Trustee

Date:	November 7, 2018

/s/ Vaibhav Nadgauda
Name:	Vaibhav Nadgauda
Title:	Trustee

Date:	November 7, 2018

LOKESH SIKARIA

/s/ Lokesh Sikaria
Name:	Lokesh Sikaria
Date:	November 7, 2018

CHANDA SIKARIA

/s/ Chanda Sikaria
Name:	Chanda Sikaria
Date:	November 7, 2018

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